HUADIAN 12g3-2(b)
File No. 82-4932

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))
(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
INCREASE IN HOLDING OF H SHARES IN HUADIAN POWER INTERNATIONAL CORPORATION LIMITED BY CHINA HUADIAN CORPORATION

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to relevant laws and regulations including Securities Law of the PRC and Measures on the Takeover of Listed Companies, China Huadian Corporation* published an announcement in relation to an increase in holding of H shares in Huadian Power International Corporation Limted* by China Huadian Corporation* on the Shanghai Stock Exchange. The full text of such announcement is as follows:

ANNOUNCEMENT
INCREASE IN HOLDING OF H SHARES IN HUADIAN POWER INTERNATIONAL CORPORATION LIMITED BY CHINA HUADIAN CORPORATION

Pursuant to relevant laws and regulations including Securities Law of the PRC and Measures on the Takeover of Listed Companies, China Huadian Corporation* ("China Huadian") publishes an announcement in relation to an increase in holding of H shares ("H Shares") in Huadian Power International Corporation Limited* ("Huadian International") by China Huadian.

From 14 February 2008 to 18 February 2008, China Huadian Hong Kong Co. Ltd., a wholly-owned subsidiary of China Huadian, acquired 50,000,000 H Shares (representing 0.83% of the total registered capital of Huadian International) ("Share Purchase") via the trading system of The Stock Exchange of Hong Kong Limited. The average purchase price is HK$2.7574 per H Share.

Immediately subsequent to the Share Purchase, China Huadian directly held 2,961,061,853 A shares of Huadian International and indirectly held 50,000,000 H Shares, representing 50.01% of the total registered capital of Huadian International.

China Huadian has applied to the China Securities Regulation Commission ("CSRC") for a waiver from its general offer obligation arising from the Share Purchase. Prior to the granting of a waiver from general offer obligation by the CSRC, China Huadian will not further acquire any shares in Huadian International, nor will it sell, or exercise voting rights in respect of the H Shares acquired in the Share Purchase.

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China Huadian Corporation*
18 April 2008

By order of the board of directors of
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the board of directors

As at the date of this announcement, the board of directors of Huadian International comprises:
Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director),Chen Bin (Non-executive Director),Zhong Tonglin (Executive Director),Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
18 April 2008

**For identification purpose only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1071)

CONTINUING CONNECTED TRANSACTION - COAL PURCHASE FRAMEWORK AGREEMENT WITH YANZHOU COAL FOR 2008-2010

The Company has been purchasing coal from Yanzhou Coal for power generation by Zouxian Plant and other subsidiaries of the Company on a continuing basis. On 21 November 2007, the Company, Yanzhou Coal and another party established the Joint Venture Company. The Joint Venture Company is 69% owned by the Company and therefore is a non-wholly owned subsidiary of the Company. As Yanzhou Coal is holding 30% equity interest in the Joint Venture Company, Yanzhou Coal is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the purchase of coal by the Company from Yanzhou Coal constitutes a continuing connected transaction of the Company. In order to regulate the purchase of coal by the Company, the Parties entered into the Coal Purchase Framework Agreement on 23 April 2008.

The Proposed Annual Caps will not exceed RMB6 billion, RMB8 billion and RMB8 billion respectively for the period from the date of the Coal Purchase Framework Agreement to 31 December 2008 and for the two financial years ending 31 December 2010.

As the applicable percentage ratios for the transaction represented by the annual total amount payable by the Company under the Coal Purchase Framework Agreement are more than 2.5%, the Continuing Connected Transaction constitutes a non-exempt continuing connected transaction which is subject to the reporting, announcement and independent shareholders' approval requirements as set out in Rule 14A.35 of the Hong Kong Listing Rules.

Hong Kong Listing Rules requirements

The Independent Board Committee has been formed to advise the Shareholders in relation to the terms of the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps.

Somerley Limited has been appointed as the independent financial advisor to advise the Independent Board Committee and the Shareholders on, among other things, the terms of the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps.

A circular containing further information relating to the Coal Purchase Framework Agreement and the Continuing Connected Transaction, a letter from the Independent Board Committee to the Shareholders, a letter of advice from Somerley Limited to the Independent Board Committee and the Shareholders, and a notice of

AGM to approve, by way of poll, among other things, the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps will be despatched to the Shareholders as soon as practicable.

I. COAL PURCHASE FRAMEWORK AGREEMENT WITH YANZHOU COAL FOR 2008-2010

Introduction

The Company has been purchasing coal from Yanzhou Coal for power generation by Zouxian Plant and other subsidiaries of the Company on a continuing basis. On 21 November 2007, the Company, Yanzhou Coal and another party established the Joint Venture Company. The Joint Venture Company is 69% owned by the Company and therefore is a non-wholly owned subsidiary of the Company. As Yanzhou Coal is holding 30% equity interest in the Joint Venture Company, Yanzhou Coal is a connected person of the Company for the purpose of the Hong Kong Listing Rules and the purchase of coal by the Company from Yanzhou Coal constitutes a continuing connected transaction of the Company. In order to regulate the purchase of coal by the Company from Yanzhou Coal, the Company and Yanzhou Coal entered into the Coal Purchase Framework Agreement on 23 April 2008.

Key terms

1. Date:

23 April 2008

2. Effective Date and Term

The Coal Purchase Framework Agreement will take effect from the Effective Date to 31 December 2010 (both dates inclusive).

3. Parties:

(a) The Company; and

(b) Yanzhou Coal.

4. Major Terms

(a) Pursuant to the Coal Purchase Framework Agreement, Yanzhou Coal will supply coal to the Group (particularly to Zouxian Plant and the Joint Venture Company) at the prevailing market price. The Parties agreed that the prevailing market price shall be with reference to the price of coal (of the same category or same type and quality) Yanzhou Coal supplies to other independent third parties under normal business circumstances.

(b) It has been agreed under the Coal Purchase Framework Agreement that the Parties will from time to time determine the quality and the transportation method of coal supplied to the Group by Yanzhou Coal with reference to the then prevailing market circumstances, and subject to the Parties' discussion and negotiation. The quantity of coal to be supplied to the Group by Yanzhou Coal shall be in accordance with the Company's instructions to Yanzhou Coal from time to time.

Historical transactions

For the three financial years ended 31 December 2005, 2006 and 2007, the total annual amounts payable by the Company to Yanzhou Coal to purchase coal from Yanzhou Coal were approximately RMB1,917,000,000, RMB1,648,000,000 and RMB2,150,000,000 respectively.

Information on the Company

The Company and its subsidiaries are principally engaged in the construction and operation of power plants and

other businesses related to power generation.

Information on Yanzhou Coal

Yanzhou Coal is primarily engaged in underground coal mining, the preparation, processing, sale and railway transportation of coal. Its products are prime quality and low-sulphur coal, suitable for use as steam coal in large-scale power plants, as coal to be used with coking coal in metallurgical production and for use in pulverized coal injection.

Reasons for and benefits expected to accrue from the Coal Purchase Framework Agreement

Yanzhou Coal is one of the Company's main suppliers for coal. The Coal Purchase Framework Agreement allows the Company to secure a stable and consistent supply of coal for its power plants at a reasonable purchase price.

The Directors believe that the terms of the Coal Purchase Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Proposed Annual Caps and rationale

Most of the coal purchased by the Company under the Coal Purchase Framework Agreement will be consumed by Zouxian Plant and the Joint Venture Company. Zouxian Plant and the Joint Venture Company together currently have eight power generating units. The total installed capacity of these eight power generating units amounts to 4,540MW.

The Directors estimate that the annual coal consumption of Zouxian Plant and the Joint Venture Company together will be no more than approximately 11.5 million tonnes, 15 million tonnes and 15 million tonnes respectively, for the period from the date of the Coal Purchase Framework Agreement to 31 December 2008 and the two financial years ending 31 December 2010.

The Directors have estimated that the maximum aggregate annual purchase of coal by the Company from Yanzhou Coal under the Coal Purchase Framework Agreement will not exceed RMB6 billion, RMB8 billion and RMB8 billion respectively for the period from the date of the Coal Purchase Framework Agreement to 31 December 2008 and the two financial years ending 31 December 2010.

The Directors have confirmed that the Proposed Annual Caps are determined with reference to, amongst other things, the following factors:

(a) the total installed capacity of generating units of Zouxian Plant has increased significantly since the commencement of operation of two newly constructed generating units of Zouxian Plant which were completed in 2006 and 2007 respectively;

(b) in line with the policy of "Energy Saving Generation" implemented by the PRC government, the Directors anticipate the generating units of Zouxian Plant and the Joint Venture Company, which have large capacity and high efficiency, will get high utilization rates;

(c) the Directors note that the coal prices has increased substantially since January 2008 when compared to year 2007, the Directors anticipate the coal prices will run at a high level or further increase in the three financial years ending 31 December 2010 and a similar trend may also apply to coal transportation fees; and

(d) the Directors expect that there may be other factors resulting in growth of coal costs to the Group.

The Directors have apportioned the estimated annual amount for the period from the date of the Coal Purchase Framework Agreement to 31 December 2008.

Continuing connected transaction

The Company has been purchasing coal for power generation from Yanzhou Coal. On 21 November 2007, the Joint Venture Company was established. The Joint Venture Company is 69% owned by the Company and

therefore is a non-wholly owned subsidiary of the Company. Yanzhou Coal is holding 30% equity interest in the Joint Venture Company. Hence, following the establishment of the Joint Venture Company, Yanzhou Coal became a connected person of the Company for the purpose of the Hong Kong Listing Rules and the purchase of coal by the Company from Yanzhou Coal becomes a continuing connected transaction of the Company.

The actual amount of coal purchased from Yanzhou Coal by the Company from 21 November 2007 to 31 December 2007 is RMB175,670,189.60. The applicable percentage ratios for the amount of coal purchased from Yanzhou Coal by the Company for this period are more than 0.1% but are less than 2.5% and therefore the transaction took place during this period is subject to reporting and announcement requirements under Rule 14A.34 of the Hong Kong Listing Rules.

The actual amount of coal purchased from Yanzhou Coal by the Company from 1 January 2008 to the date of the Coal Purchase Framework Agreement is RMB466,157,692.07. The expected amount of coal purchased from Yanzhou Coal by the Company from 1 January 2008 to the date of the Shareholders' approval at the AGM shall be approximately RMB2,100,000,000.00. The applicable percentage ratios for the amount of coal purchased from Yanzhou Coal by the Company for these two periods are more than 2.5% respectively and therefore the transactions took place in these two period are subject to reporting, announcement and independent shareholders' approval requirements under Rule 14A.35 of the Hong Kong Listing Rules.

As the applicable percentage ratios for the transaction represented by the annual total amount payable by the Company under the Coal Purchase Framework Agreement are more than 2.5%, the Coal Purchase Framework Agreement is subject to the reporting, announcement and independent shareholders' approval requirements set out in Rule 14A.35 of the Hong Kong Listing Rules. The Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps are subject to approval by the Shareholders at the AGM under the Hong Kong Listing Rules.

In the meantime, in order to maintain the normal operation of Zouxian Plant and the Joint Venture Company, the Company will continue to purchase coal from Yanzhou Coal in accordance with the terms under the Coal Purchase Framework Agreement which is subject to the approval by the Shareholders at the AGM.

So far as the Directors are aware, neither Yanzhou Coal nor any of its associate holds any shares of the Company at the date of this announcement and no Shareholder has a material interest in the Coal Purchase Framework Agreement and the Continuing Connected Transaction. Therefore, no Shareholder is required to abstain from voting on the resolutions to approve the Coal Purchase Framework Agreement, the Continuing Connected Transactlon and the Proposed Annual Caps at the AGM.

II. AGM

The Directors will convene the AGM for the Shareholders to approve, by way of poll, among other things, the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps.

The Independent Board Committee has been formed to advise the Shareholders in relation to the terms of the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps.

Somerley Limited has been appointed as the independent financial advisor to advise the Independent Board Committee and the Shareholders on, among other things, the terms of the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps.

A circular containing further information relating to the Coal Purchase Framework Agreement and the Continuing Connected Transaction, a letter from the Independent Board Committee to the Shareholders, a letter of advice from Somerley Limited to the Independent Board Committee and the Shareholders, and a notice to convene the AGM to approve, by way of poll, among other things, the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps will be despatched to the Shareholders as soon as practicable.

III. DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

"AGM"	means the annual general meeting of the Company for the financial year ending 31 December 2007 to be held to approve, by way of poll, among other things, the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps
"Board"	means the board of Directors of the Company
"Coal Purchase Framework Agreement"	means the coal purchase framework agreement dated 23 April 2008 entered into between the Company and Yanzhou Coal
"Company"	means 華電國際電力股份有限公司 Huadian Power International Corporation Limited*, a Sino-foreign investment joint stock company limited by shares incorporated in the PRC, whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange respectively
"connected person(s)"	has the meaning ascribed thereto under the Hong Kong Listing Rules
"Continuing Connected Transaction"	means the transactions contemplated under the Coal Purchase Framework Agreement
"Directors"	means the directors of the Company
"Effective Date"	the date upon which the Coal Purchase Framework Agreement take effect, being the date upon (i) the execution of the Coal Purchase Framework Agreement by the Parties and (ii) the Coal Purchase Framework Agreement is approved by the Shareholders at the AGM
"Group"	means the Company and its subsidiaries
"Hong Kong Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Hong Kong Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	the independent committee of the Board comprising Mr. Ding Huiping, Mr. Zhao Jinghua, Mr. Wang Chuanshun and Mr. Hu Yuanmu, being independent non-executive Directors, established for the purpose of advising the Shareholders in respect of the Coal Purchase Framework Agreement, the Continuing Connected Transaction and the Proposed Annual Caps, with Mr. Zhao Jinghua acting as the chairman
"Joint Venture Company"	means 華電鄒縣發電有限公司, Huadian Zouxian Power Generation Company Limited*, a limited liability company established in the PRC
"Parties"	means the contracting parties of the Coal Purchase Framework Agreement, i.e. the Company and Yanzhou Coal
"PRC"	means the People's Republic of China
"Proposed Annual Caps"	means the proposed annual caps of the Continuing Connected Transaction for the period from the date of the Coal Purchase Framework Agreement to 31 December 2008 and the two financial years ending 31 December 2010
"RMB"	means Renminbi, the lawful currency of the PRC
"Shareholders"	registered holder(s) of the shares of the Company

"Yanzhou Coal"	means 兗州煤業股份有限公司, Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated in the PRC and the H shares, American depositary shares and A shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange respectively
"Zouxian Plant"	means the Company's power plant in Zouxian

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC

23 April 2008

* *For identification purpose only*

END